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2024 RESULTS

Legal notice

This presentation may include some statements that express the expectations, beliefs and assumptions of BRF S.A. (“BRF” or “Company”) management about future events or results. Such statements do not correspond to historical facts, and are based on currently available competitive, financial and economic data, and on current projections about the industries in which BRF operates.

Verbs such as "anticipate," "believe," "estimate," "expect," "project," "plan," "predict," "aim," "target," "seek," and other verbs of similar meaning are intended to identify these forward-looking statements, which involve risks and uncertainties that could result in material differences between current data and the projections in this presentation and do not guarantee any future performance by BRF. Factors that may affect the performance of BRF include, but are not limited to: (i) acceptance of BRF products by the market; (ii) volatility related to the Brazilian economy, the economies of the countries in which BRF also operates in a relevant manner, and the financial and securities markets and the very competitive industries in which BRF operates; (iii) changes in legislation and taxation and governmental policies related to the domestic and foreign markets for animal protein and other related products; (iv) increased competition from new producers in the Brazilian and international markets; (v) ability to keep up with rapid changes in the regulatory and technological environments; (vi) ability to maintain a continuous process to introduce new competitive products and services and preserve the competitiveness of existing ones; (vii) ability to attract customers in domestic and foreign jurisdictions; (viii) possible impacts resulting from epidemics and pandemics especially in Brazil and in other markets where BRF operates; (ix) the increase in inflation at the global level; and (x) negative effects of the wars in Ukraine and in Middle East countries on the world market. Other factors that may materially affect results can be found in BRF's Reference Form and BRF's annual report on Form 20-F, as filed with the U.S. Securities and Exchange Commission, especially in the section "Risk Factors."

All statements in this presentation are based on the information and data available on the date they were issued, and BRF does not undertake to update them with the emergence of new information or future events.

This presentation does not constitute an offer to sell or a solicitation to buy any securities.

Financial highlights

	2024		4Q24	
Net Revenue R$ million	61,379 53,615 in 2023	+14%	17,549 14,426 in 4Q23	+22%
Adjusted EBITDA R$ million	10,508 4,721 in 2023	+123%	2,803 1,903 in 4Q23	+47%
Net Income (Loss) R$ million	3,692 (1,869) in 2023	+5.6 bn	868 754 in 4Q23	+114 mm
Free Cash Flow R$ million	6,524 (1,105) in 2023	+7.6 bn	2,114 613 in 4Q23	+1.5 bn

Leverage ND / LTM Adj. EBITDA	0.79x 2.01x in 2023


2024
Sadia
Linguiça
DE FRANGO

Consolidated financial results

Volume

kton
CAGR[1]: +2.6%



4,751
4,854
4,998
2022
2023
2024

Net Revenues

R$ million
CAGR[1]: +6.8%



53,805
53,615
61,379
2022
2023
2024

Gross Profit and Margin

R$ million, %
CAGR[1]: +39.5%



15.1% 16.1%2
16.5% 17.8%2
25.8% 26.1%2
8,133
8,834
15,836
2022
2023
2024

Adjusted EBITDA and Margin

R$ million, %
CAGR[1]: +59.9%



7.6% 7.6%2
8.8% 8.7%2
17.1% 17.4%2
4,111
4,721
10,508
2022
2023
2024

(1) CAGR = Compound Annual Growth Rate; (2) Excludes the hyperinflation in Türkiye in all years presented above. For further details, please refer to the Management Report

Brazil Segment

Substantial volume growth in 2024, focused on Processed products, resulting in market share gains.


15.5%
11.4%
4,469
4.8%
3,071
1,290
2022
2023
2024
Adjusted EBITDA
R$ million
Adj. EBITDA Margin


PERDIGÃO
Lasanha
Tipo Calabresa

brf

Brazil: commercial execution and brands

Commercial execution

- **Consistency in commercial execution,** with the evolution of BRF's presence, **reaching a record of 327 thousand clients.**

Client base
(Base 100 = 2022)


127
109
100
2022
2023
2024

- **Continuous evolution of in-store performance indicators:**
  - **+6p.p. gain of in store shelf space** vs 2023.
  - **Greater product availability** in the point of sale (+8 p.p.).
  - **Higher adherence** of suggested prices.

Brands, campaigns, and innovation

- **Consolidation of Sadia and Perdigão as the leading brands in Brazil,** occupying the two first places in value market share.
- **Expansion of relevant innovations,** highlighting Mignoneto (cold cuts), Linguiça Frescal Churrasco Sadia (sausages), Xtreme Line (breaded products), Mac'n Cheese Pork Barbecue and Chicken Pizza with Bacon (frozen foods), Deline Milho (margarines), and Miss Daisy Passion Fruit (desserts).
- **Strong brand presence,** with campaigns celebrating 80 and 90 years of Sadia and Perdigão, sponsorship of NBA, NFL, and the reality show 'Estrela da Casa,' **boosting sales volumes with a focus on Processed products.**
- **Strengthening of the partnership between BRF and Marfrig** brands in hamburgers and beef cuts.


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Leadership in Seasonal Products

- Commercial, logistical, and communication efforts resulting in record sales volume and the lowest historical level of unsold inventory.
- Consolidation of our brands as leaders of the Brazilian Christmas, with Sadia being 'Top of Mind' in the Christmas Dinner category and Perdigão, leader in Special Poultry.
- Sequential improvement in commercial execution, with a gain in store shelf space.

76% market share in Turkey[1]

66% market share in Special Poultry[1]

42% market share in Christmas Ham[1]


peru
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peru
TEMPERADO
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(1) Nielsen

International Segment

Record profitability in the International segment mainly as a result of the market diversification strategy and increased participation of Processed products in the portfolio.


20.2%
9.6%
5,706
4.4%
2,348
1,073
2022
2023
2024
Adjusted EBITDA
R$ million
Adj. EBITDA Margin


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brf

International: highlights by region

Halal

GCC: highest volume of Processed products

- Growth of 2p.p. in the **participation** of value-added products in sales and **gain of 0.4p.p. QoQ and 1p.p. YoY in market share of Processed products,** as a result of a significant volume increase.



- **Campaigns and innovations focused on value-added products,** mainly breaded products, with an emphasis on convenience.

Türkiye: greatest market share

- Growth in total volume in the region, with a **highlight on Processed products – an increase of 3p.p. in sales participation and a gain of 5p.p. in market share** in the category (2024 vs 2023).

37.4% market share in the GCC[1]

25.7% market share in Türkiye[1]

Direct Exports

- **84 new export authorizations** in 2024 contributed to the **increase in volume and revenue maximization;** since 2022, BRF has accumulated a total of 175.


New authorizations
25
66
84
175
2022
2023
2024
2022-24

- **Growth in volume and participation of Processed products in sales,** with a highlight on the South Cone.

- **Inventories at the lowest historical levels** continue to ensure lower storage costs, better price positioning, and reduction of capital employed.

(1) Nielsen

Other Segments

Continuous capture of efficiencies from BRF+ and evolution of production yield continue to maximize the results of the Company's core segment.



19.0%
15.1%
12.5%
513
440
422
2022
2023
2024
Adjusted EBITDA
R$ million
Adj. EBITDA Margin

brf pet

Pet Food

Consolidation of the strategy for the Pet business:

- Conclusion of the **ERP system integration,** strengthening of the **management team,** and **improvement of key processes** (pricing and value engineering).
- Growth with a **more profitable product mix, focused on the Super Premium Natural and wet categories.**
- Continuity of the **internationalization strategy,** with a **private label production agreement for Walmart Chile** and **approval of the Bastos-SP plant by the FDA** for export to the USA.
- Increased capillarity, with **strengthened relationships with veterinarians and the launch of innovative products.**

brf ingredients

Ingredients

- Strengthening the strategy of **value addition to byproducts** with a highlight on **entering the gelatin and collagen segments with the signing of the Term Sheet for the acquisition of 50% of Gelprime.**
- Continuity of the **market diversification** strategy, with **new shipments of hydrolysates to Norway** and enrichment of the mix for North America.

(1) U.S. Food and Drug Administration

BRF+ 2.0: efficiency program captures

- 2024 vs 2022
- 2024 vs 2023

Animal Costs

Feed Conversion

Chicken (%)


-4.5
-2.1

Pork (%)


-2.4
-1.0

Mortality Rate

Chicken and Pork (p.p)

- Chicken
- Pork


-1.8
-0.8
0.0
-0.8

Hatching

Chicken (p.p)


3.1
-1.1

Industry

Production Yield (In Natura)

Chicken (p.p)


5.0
1.5

Production Yield (In Natura)

Pork (p.p)


4.0
2.4

Commercial and Logistics

Returned Deliveries - Brazil (p.p.)


-1.7
-0.9

Logistics Service Level (p.p.)[1]

- OTIF
- Fill Rate


9.3
16.3
1.2
2.4

(1) OTIF: indicator for small retailers; Fill Rate: indicator for large retail chains



ESG
HIGHLIGHTS

ESG: highlights and developments

CLIMATE CHANGE AND TRACEABILITY

Climate goals approved by the Science Based Target Initiative – the first food company in Brazil.

Achievement of the goal of 100% monitoring of grain suppliers[1], bringing the public commitment target forward by a year.

ANIMAL WELFARE

Anticipation the public commitment target to certify all slaughter units in animal welfare worldwide by one year .

NATURAL RESOURCES

Reduction of 11.4% in water consumption and about 50% of electricity from renewable sources.

GOVERNANCE AND TRANSPARENCY

Consecutive participation in the ISE and ICO2 portfolios, both from B3.

2nd place in the ABRASCA Annual Report Award.

Leadership in the CDP with an A- rating in water security and forests.

SOCIAL RESPONSIBILITY

More than 6,000 participants in the BRF Volunteer Program in 2024.

New deliveries and donations to educational institutions and families in vulnerable situations in Vale do Taquari/RS.



(1) In Brazilian biomes


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ساديا
Sadia
Since 1944
بروستد
BROASTED
دجاج بروستد زينغس
Broasted Chicken ZINGs
Strips شرائح
SPICY
100%
750g

CAPITAL STRUCTURE

Indebtedness

Net Debt (R$ MM) and Leverage[1] (x)


2.01x
1.45x
1.14x
0.71x
0.79x
9,475
9,016
8,932
6,866
8,325
4Q23
1Q24
2Q24
3Q24
4Q24

PTAX (USD/BRL) EoP				
4.84	5.00	5.56	5.45	6.19

Amortization Schedule (R$ MM)

Considers the principal amount with the accrual of the IPCA inflation index


Hard Currencies
Other Currencies
12,720
941
3,364
2,298
1,007
752
4,576
2,302
642
314
314
0
4,156
Cash
'25
'26
'27
'28
'29
'30
'31
'32
'33
'34
'35
...
'50

81% capital markets | **58%** of gross debt in hard currencies[2] | **8.4 years** avg. debt term

(1) Leverage: Net Debt / LTM Adjusted EBITDA; (2) Considers the following currencies: USD (U.S. dollars), EUR (Euro) and AED (United Arab Emirates Dirham)

Free Cash Flow

R$ million


Quarterly evolution
Free Cash Flow
844
1,728
1,839
2,114
1Q24
2Q24
3Q24
4Q24
10,508
266
3,256
994
6,524
62%
cash conversion
EBITDA (Adjusted) 2024
Working Capital
Cash Flow from Investing Activities
Cash Flow from Financing Activities
Free Cash Flow 2024

Net Debt Evolution

R$ million


-3,582 (-37.8%)
-1,149 (-12.1%)
9,475
(10,774)
3,256
2,071
1,865
5,892
2,433
8,325
Net Debt 2023
Cash Flow from Operating Activities
Cash Flow from Investing Activities
Cash Flow from Financing Activities[1]
FX Variation (Debt, Cash, Interest, and Derivatives)
Net Debt 2024 excl. Buyback and IoC
Share Buyback and IoC
Net Debt 2024
2.01x
0.79x

(1) Cash Flow from Financing Activities excluding FX variation

\# Leverage: Net Debt / LTM Adj. EBITDA

Final remarks


PERDIGÃO
90
ANOS

Record EBITDA of R$10.5 billion, **generating R$6.5 billion in free cash flow in 2024 (62% cash conversion).**

Net income of R$3.7 billion for the year, allowing the first dividend payment since 2016.

Additional savings of R$1.5 billion[1] in efficiencies from the BRF+ 2.0 Program in 2024, with continuous advancement in operational indicators.

Brazil: substantial volume growth, focused on Processed products, **resulting in market share gains.**

International: record profitability mainly as a result of the market diversification strategy and increased participation of Processed products in the portfolio.

Best absenteeism result in the last four years, **and the lowest turnover rate** since 2Q21.

(1) Savings are being measured by improvements in operating indicators compared to the same period of the previous year. The amounts captured will be reflected in our results according to the inventory turnover of our chain

Priorities 2025

BRF+ as part of the Company's culture
Continued progress in operational, logistics, and commercial indicators.

Market diversification
Greater flexibility through new export authorizations, allowing new destinations and maximizing revenues.

Capital allocation
Financial discipline and investments in sustainable growth focused on value creation and consistent returns to shareholders.

People
High-performance culture consolidation, reflected in engagement indices, contributing to the generation of consistent results.



Q&A


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